AB
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	





13012809

SEC FILE NUMBER
8- 29426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berthel Fisher & Company Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Tama Street

(No. and Street)

Marion   Iowa   52302

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Wegmann   (319) 447-5700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

(Name – if individual, state last, first, middle name)

221 3rd Ave. SE STE. 300   Cedar Rapids   Iowa   52401

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)
(2)

SEC 1410 (06-02)

OD
3/9/13

OATH OR AFFIRMATION

I, __Dan Wegmann_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Berthel Fisher & Company Financial Services, Inc._____ , as of __December 31_____ , 20 _12_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES
Jan. 22, 2016
IOWA

_____
Signature

__CFO_____
Title

Michelle R. Hartzell
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of
Berthel Fisher & Company)

Financial Report
December 31, 2012

Contents


McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. (Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

1

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

Cedar Rapids, Iowa
February 22, 2013

2

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	6,146,214
Deposit with clearing broker		150,015
Due from clearing broker		520,438
Commissions receivable		392,380
Other receivables, including income tax receivable from parent company		958,580
Short-term investments		250,022
Investments in securities:		
Marketable, at market value		30,906
Not readily marketable, at estimated fair value, cost of $771,250		317
Notes receivable, less allowance for doubtful accounts of $114,706		141,642
Property and equipment		358,811
Other assets		50,475
Goodwill		3,880,029
	$	12,879,829

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	1,724,968
Accounts payable and other accrued expenses		1,897,281
Deferred income tax liability, parent company		165,000
Deferred revenue		334,940
Total liabilities		4,122,189

Commitments and contingencies (Note 9)

Stockholder's equity:		
Common stock, no par value; authorized 250,000 shares;		
issued and outstanding 195,069 shares		2,821,148
Series A cumulative, convertible preferred stock, no par, authorized		
50,000 shares; issued and outstanding 4,182 shares		300,142
Additional paid-in capital		5,077,892
Retained Earnings		558,458
Total stockholder's equity		8,757,640
	$	12,879,829

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Income
Year Ended December 31, 2012

Revenues:	
Commissions	$ 41,114,933
Fee-based revenue	8,124,300
Marketing fees	2,682,992
Interest and dividends	103,335
Net unrealized investment gains	233
Other	3,770,618
Total revenues	55,796,411
Expenses:	
Commissions	40,927,662
Employee compensation	2,460,816
Employee benefits	534,751
Management fees	2,797,000
Attorney fees including litigation and settlements	2,795,614
Occupancy	1,259,477
Clearing charges	1,283,550
Reporting services	283,845
Data processing	313,757
Depreciation and amortization	201,845
Other general and administrative expenses	1,753,665
Total expenses	54,611,982
Income before income taxes	1,184,429
Income tax expense	482,297
Net income	$ 702,132

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock	Series A Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2011	$2,821,148	$ 300,142	$ 5,077,892	$ (125,666)	$ 8,073,516
Net income	-	-	-	702,132	702,132
Dividends on preferred stock	-	-	-	(18,008)	(18,008)
Balance, December 31, 2012	$2,821,148	$ 300,142	$ 5,077,892	$ 558,458	$ 8,757,640

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows from Operating Activities:		
Net income	$	702,132
Adjustments to reconcile net income to net cash flows (used in) operating activities:		
Net change in unrealized (gains) on securities owned		(233)
Depreciation and amortization		201,845
Deferred income taxes		659,000
Provision for doubtful accounts		19,867
Change in assets and liabilities:		
Due from clearing broker		(32,330)
Commissions receivable		20,059
Other receivables, including income tax receivable from parent company		(263,535)
Short term investments		25,622
Investments in securities		396
Other assets		15,185
Commissions payable		109,902
Accounts payable and other accrued expenses		(1,358,097)
Deferred revenue		(806,365)
Net cash flows (used in) operating activities		(706,552)
Cash Flows from Investing Activities:		
Purchase of property and equipment		(32,806)
Issuance of notes receivable		(67,879)
Collection of notes receivable		23,306
Net cash flows (used in) investing activities		(77,379)
Cash Flows (Used in) Financing Activities,		
dividends on preferred stock		(18,008)
Decrease in cash and cash equivalents		(801,939)
Cash and Cash Equivalents:		
Beginning		6,948,153
Ending	$	6,146,214
Supplemental Disclosure of Cash Flow Information,		
income taxes paid	$	787,877

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business:

Berthel Fisher & Company Financial Services, Inc. (Company) is a wholly owned subsidiary of Berthel Fisher & Company (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the National Futures Association.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash held by clearing brokers of $585,678 as of December 31, 2012.

Receivables: Receivables from clearing broker and commissions receivable primarily consists of commission and transaction-related receivables.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of not readily marketable securities, the allowance for doubtful accounts, goodwill impairment testing and the determination of litigation accruals.

Investments in securities: Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

In accordance with accounting practices for broker-dealers, marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market is included in the statement of operations. Realized gains and losses are recognized using the specific-identification method.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Notes receivable: Notes receivable are carried at the present value of the future principal payments and the related discount, if any, is accreted over the life of the note. Management's estimate of the allowance is based on an assessment of specifically identified unsecured receivables and other factors, including the representative's payment history.

Goodwill: The Company is required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred, using various qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of the Company was less than its carrying amount (qualitative assessment). The Company performs its annual impairment assessment in the fourth quarter of each year. As of December 31, 2012, management determined there was no impairment.

Intangible assets: Intangibles include customer lists amortized by the straight-line method over a nine-year period. Intangibles were fully amortized as of December 31, 2012.

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2012, the entity had no material uncertain tax positions that are required to be recorded.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Common stock: In the ordinary course of business, the Parent of the Company will enter into financing agreements requiring it to pledge the Company's common stock as collateral.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Income from underwriting and fees are typically earned in accordance with the fee agreement. Other revenues consist of various fees that are typically earned in accordance with agreements with registered representatives and correspondent brokers as well as annual seminar fees.

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Deferred revenue: In 2010, the Company converted a majority of customer-related transactions to one clearing broker. In connection with meeting the required conversion criteria as specified in the clearing agreement, the Company received $1,750,000 in 2010 which was recognized in revenue over the term of the clearing agreements which expires in September 2015. In 2012, the clearing broker amended the clearing agreement removing the requirement that the Company refund a prorated portion of the $1,750,000 if the Company or clearing broker terminated the clearing agreement during the initial term. The Company recognized an additional $502,017 in revenue during the year for a total of $806,365 recognized during the year ended December 31, 2012, leaving deferred revenue of $334,940 as of December 31, 2012 to be recognized over the remaining term of the agreement.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under this topic are described below:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2 Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Warrants are recorded at fair value, which is based on the sum of the amount, if any, by which the estimated fair value of the underlying securities exceeds the exercise price of the warrants plus the amount of the fair value of the option feature of the warrant. These financial instruments are classified as Level 2 in the fair value hierarchy.

9

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Not readily marketable investments owned by the Company consist of equity securities and warrants of U.S. based companies in industries such as information management products and services and wireless communications. Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by the Board of Directors. In determining fair value for securities not readily marketable, investments are initially stated at cost until significant subsequent events require a change in valuation. Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment, developments since the acquisition of the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded and other factors generally pertinent to the valuation of investments. The Board of Directors, in making its evaluation, has relied on financial data of investees provided by management of the investee companies. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's not readily marketable investments generally represents the amount the Company would expect to receive if it were to liquidate its investment. These financial instruments are classified in Level 3 of the fair value hierarchy.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recently adopted accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)*. ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and was adopted by the Company. The adoption did not have a material impact on the financial statements.

Note 2. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies. The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $2,797,000 for the year ended December 31, 2012. As of December 31, 2012, other receivables include an income tax receivable from the Company's Parent for $481,566.

During the year ended December 31, 2012, the Company paid $511,012 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

The Company paid $93,986 to an affiliate for license and user fees for the year ended December 31, 2012.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 3.   Notes Receivable

Notes receivable as of December 31, 2012, consist of the following:

Various uncollateralized notes receivable due from brokers	$	256,348
Less allowance for doubtful accounts		(114,706)
	$	141,642

Note 4.   Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax expense for the year ended December 31, 2012 are summarized as follows:

Current	$	(176,703)
Deferred		659,000
Income tax expense	$	482,297

The provision for income taxes for the year ended December 31, 2012 differs from the amounts computed by applying the statutory federal income tax rate of 34%, plus an estimate of 4.5% for state income taxes, to income before income taxes due to the following items:

Computed expected amount	$	456,005
Nondeductible expenses		18,358
Federal tax benefit of state income taxes deduction		7,313
Other		621
	$	482,297

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts, accrued expenses and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	367,000
Gross deferred income tax liabilities		(532,000)
Net deferred income tax liabilities	$	(165,000)

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 4.   Income Taxes (Continued)

During the year ended December 31, 2012, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

The Parent and Company file income tax returns in U.S. federal jurisdiction, and various states as necessary. With a few exceptions, the Parent and Company are no longer subject to US federal, state and local tax examinations by tax authorities for years before 2009.

Note 5.   Property and Equipment

Property and equipment as of December 31, 2012, consists of the following:

Furniture and fixtures	$	801,679
Leasehold improvements		278,115
Development fees		288,445
Accumulated depreciation		(1,009,428)
Property and equipment, net	$	358,811

Note 6.   Series A Cumulative, Convertible Preferred Stock

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholder. The shares earn a cumulative annual dividend of $.06 per share. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to the common stockholder. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholder. The Series A stockholder may convert each of its shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholder the consideration originally given plus all accrued and unpaid dividends.

Note 7.   Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2012, the Company had net capital of $3,607,958 which was $3,344,145 in excess of its required net capital of $263,813. The Company's net capital ratio was 1.10 to 1.

Note 8.   Profit Sharing Plan

Substantially all employees are covered by the Parent's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). The 401(k) plan provides a 3% non-elective safe harbor employer contribution and a discretionary matching contribution. Eligible employees receive 3% of qualifying compensation. The discretionary matching contribution will not apply to deferrals exceeding 6% of eligible compensation. Each participant may elect to defer compensation up to 60%. The Company's contributions for the year ended December 31, 2012 aggregated $89,453.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 9.   Commitments and Contingencies

The Company leases office facilities and certain equipment under various noncancellable month-to-month operating leases. Lease expense of $535,459 was incurred during the year ended December 31, 2012.

The Company is a defendant in or party to pending and threatened legal actions brought on behalf of various claimants. Some of the claimants seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of securities laws, consumer protection and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with General Counsel of the broker who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred.

The Company maintains Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases, the Company's exposure is limited to $50,000 or $100,000 (effective January 2013 for only alternative investment product related settlements) in any one case, subject to policy limitations and exclusions.

The Company was informed in September 2012 by the E&O insurance carrier that it had reached the $1 million claim limit on claims associated with a product sponsor. The Company has incurred defense costs of approximately $207,000 in 2012 related to claims for this product sponsor.

The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to a $50,000 deductible per case, subject to policy limitations and exclusions.

In 2008 DBSI, a product sponsor, filed for Chapter 11 Bankruptcy. Subsequent to that date and through the year ended December 31, 2012, the Company has received claims from customers related to investments with DBSI. Some of these claims involve DBSI products and products from other product sponsors (hybrid claims). The insurance carrier has treated these multiple interrelated DBSI claims as one claim which reduced the coverage to $1 million for this group of claims. The Company's insurance policy contains a $1 million dollar per claim limit. The Company does not agree with this aggregation and has filed a suit against the insurance carrier concerning this issue. As of December 31, 2012, all of the claims received pertaining to the DBSI customers have been settled, though the Company's suit against the insurance carrier is scheduled for trial later in 2013.

Associated with the DBSI bankruptcy, the DBSI Bankruptcy Estate formed a Private Action Trust and invited DBSI investors to assign the claims they had against broker dealers who sold them DBSI interests to the Trustee. The Trustee agreed to bring suit against the broker dealers on behalf of the investors. As a result, in 2011, the DBSI Private Action Trust filed a suit against the Company and a large number of other broker dealers. Approximately 300 of the Company's clients assigned their claims to the Trustee for a claim totaling approximately $31.4 million. The Company has elected to resist the Trustee's action. It is reasonably possible a liability will be incurred, however, after reviewing the claim with legal counsel, management is not able to estimate a loss or a range of loss for the claim.

13

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 9.   Commitments and Contingencies (Continued)

In 2011, the DBSI Bankruptcy Trustee filed an Adversary Proceeding against the Company and a large number of other broker dealers who sold DBSI products. That action claims payments made to the Company (commissions) for the four years prior to the DBSI bankruptcy filing were a preference and should be returned to the DBSI Bankruptcy Estate. The claim totals approximately $5.5 million. The Company has filed a Motion to Dismiss the Suit. It is reasonably possible a liability will be incurred, however, after reviewing the claim with legal counsel, management is not able to estimate a loss or a range of loss for the claim.

In addition to the above matters, as of December 31, 2012, the Company has accrued approximately $383,000 relating to the Company's defense in various legal matters with claims ranging from $50,000 to $5,000,000. It is possible some of the matters could require the Company to make additional payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of December 31, 2012. Key components of the accrual include claims arising from alleged poor performance of certain real estate investment trusts (REITs) and oil and gas limited partnerships that have experienced bankruptcy or other financial difficulties during or in connection with the recent global liquidity crisis.

Management of the Company, after consultation with counsel and a review of available facts, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters. Management believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows other than for amounts already expensed and recorded.

Note 10.   Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers, in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2012.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 10.   Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value Measurements Using		
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	(Level I)	(Level II)	(Level III)
Common stock	$ 30,906	$ -	$ 317
Money market, included in cash and cash equivalents	-	2,270,123	-
	$ 30,906	$ 2,270,123	$ 317

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

Balance, January 1, 2012	$	706
Sale of investment securities		(397)
Market value increase		8
Balance, December 31, 2012	$	317

There were no significant transfers of assets between Levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2012.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 11.   Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2012

Computation of net capital:		
Total stockholder's equity	$	8,757,640
Nonallowable assets and other deductions:		
Petty cash		200
Other receivables, including income tax receivable from parent company		665,195
Investments in securities not readily marketable		317
Notes receivable		141,642
Property and equipment		358,811
Other assets		50,475
Goodwill		3,880,029
Net capital before haircuts on securities positions		3,660,971
Haircuts on securities positions		53,013
Net capital	$	3,607,958
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable	$	1,724,968
Accounts payable and other accrued expenses		1,897,281
Deferred Revenue		334,940
Total aggregate indebtedness	$	3,957,189
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total		
aggregate indebtedness or $100,000	$	263,813
Excess net capital, net capital less net capital requirement	$	3,344,145
Percentage of aggregate indebtedness to net capital		1.10 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2012.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2012

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2012

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

 **McGladrey**

Independent Auditor's Report
on Internal Control

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

In planning and performing our audit of the financial statements of Berthel Fisher & Company Financial Services, Inc. (Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Cedar Rapids, Iowa
February 22, 2013

Berthel Fisher & Company Financial Services, Inc.

Schedule of Assessment and Payments General Assessment
Reconciliation (Form SIPC-7)
December 31, 2012


McGladrey

Independent Accountant's Report

To the Audit Committee
Berthel Fisher & Company Financial Services, Inc.
701 Tama Street
Marion, Iowa 52302

Attention: Audit Committee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments and General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Berthel Fisher & Company Financial Services, Inc. (Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as interim quarter end financials, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Cedar Rapids, Iowa
February 22, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
029426   FINRA   DEC
BERTHEL FISHER & CO      16*16
701 TAMA ST BLDG B
MARION IA 52302-4806
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __98,802__

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (__48,770__)
        7/18/12
                 Date Paid

   C. Less prior overpayment applied   (__0__)

   D. Assessment balance due or (overpayment)   __50,032__

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   __0__

   F. Total assessment balance and interest due (or overpayment carried forward) $ __50,032__

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ __50,032__

   H. Overpayment carried forward $(__0__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Berthel Fisher & Company Financial Services, Inc.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 5th day of February, 20 13.

_____
CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 55,796,411

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

0

(2) Net loss from principal transactions in securities in trading accounts.

0

(3) Net loss from principal transactions in commodities in trading accounts.

0

(4) Interest and dividend expense deducted in determining item 2a.

0

(5) Net loss from management of or participation in the underwriting or distribution of securities.

0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

0

(7) Net loss from securities in investment accounts.

0

Total additions

55,796,411

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

9,287,914

(2) Revenues from commodity transactions.

0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

1,283,550

(4) Reimbursements for postage in connection with proxy solicitation.

0

(5) Net gain from securities in investment accounts.

233

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

416,091

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    Reg D Offerings

5,287,861

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ 0

Enter the greater of line (i) or (ii)

0

Total deductions

16,275,649

2d. SIPC Net Operating Revenues

$ 39,520,762

2e. General Assessment @ .0025

$ 98,802

(to page 1, line 2.A.)

2